Exhibit 99.8

April 2, 2026

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Annual Report on Form 40-F (the “Annual Report”) of DeFi Technologies Inc. (the “Company”) of our report dated April 2, 2026, relating to the Company’s financial statements for the years ended December 31, 2025 and 2024, which are filed as an exhibit to the Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-290048) of the Company of our report dated April 2, 2026, referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form filed as Exhibit 99.1 to the Annual Report and is also incorporated by reference in such Registration Statement.

Yours truly,

/s/ Harpreet Dhawan
Harpreet Dhawan CPA, CA
HDCPA Professional Corporation
206-5250 Solar Drive, Mississauga, ON L4W 0G4

www.hdcpa.ca | 647-793-8100

5250 Solar Drive, Suite 206, Mississauga, ON, L4W 0G4